For Second Consecutive Year, Two Sapiens Customers Receive the CELENT Model Insurer Award

Sapiens IDIT Software Suite users, Oranta Insurance Company and L&T General Insurance Company, recognized for demonstrating the year’s top insurance software initiatives

New Jersey – March 7th, 2013 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a global provider of innovative software solutions for the financial services, announced today that its clients Oranta Insurance Company and L&T General Insurance Company Limited have received recognition as a 2013 Model Insurers by leading research and advisory firm Celent. Now in its seventh year, the Celent Model Insurer Awards Program is designed to recognize organizations which demonstrate the year’s top technology initiatives. This is the second consecutive year that multiple Sapiens clients have received this prestigious recognition from Celent.

Oranta was recognized in the Policy Administration category and received the Model Insurer recognition based on its work with Sapiens and the implementation of the Sapiens IDIT Software Suite. The project focused on the modernization and centralization of policy administration as a key component of Oranta’s comprehensive business process re-engineering initiative.

Receiving the award in the Underwriting category, L&T Insurance was recognized for its implementation of the Sapiens IDIT Software Suite. The company implemented a web-based policy administration system with detailed structure and reporting capabilities, allowing L&T Insurance to take the lead in the Indian motor insurance market with regards to pricing and underwriting.

"Celent is pleased to present this award to both Oranta Insurance and L&T Insurance. Among the many excellent nominations this year, these two companies exemplified best practices of automation of processes, improved channel management, and positioning technology for reuse," says Karen Monks, Analyst with Celent's Insurance Group. "Economic challenges have placed a growing focus on operational effectiveness and differentiation to achieve sustainable profitability and growth. Having an effective vision, technology, business practices and business partner is more important than ever."

“We couldn’t be more pleased with this year’s Celent Model Insurer results. For the second year in a row we have the opportunity to congratulate two Sapiens clients on their wins. We are extremely proud that the Oranta Insurance’s and L&T Insurance’s recognition comes as a direct result of our work with their respective organizations,” commented Roni Al-Dor, Sapiens President and CEO. “We look forward to continuing our work with both insurers and hope to have the opportunity to congratulate even more Sapiens clients next year -- making it three in a row.”

The Celent Model Insurer 2013: Case Studies of Effective Technology Use in Insurance recognizes 18 insurance technology initiatives as “Model Insurer Components” and names the Celent Model Insurer of the Year. These case studies represent best practices in the use of technology and span key areas of the product and policyholder life cycle, including product definition, distribution, underwriting, policy administration, IT management, claims, and infrastructure. The report also reviews IT best practices and measurable business results used in evaluating the Model Insurer Components. Members of Celent's Insurance research services can download the report at http://www.celent.com/reports/model-insurer-2013-case-studies-effective-technology-use-insurance. Non-members should contact info@celent.com for more information.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a global provider of innovative software solutions for the financial services industry. We offer core, end-to-end solutions for the general insurance, property & casualty, life, pension and annuities markets, and business decision management software, globally. We have a track record of over 30 years in delivering superior software solutions to more than 100 financial services organizations. Our team operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information please visit Sapiens website at www.sapiens.com.

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the Company's accounting policies, specific system configurations and software needs of individual customers and other risk factors detailed in the Company's SEC filings.

Contact: James Carbonara, Regional Vice President Hayden IR Office: (646)-755-7412 e-Mail: James@haydenir.com	Moshe Shamir, VP Marketing Sapiens International Tel: +972-3-6250951 e-Mail: moshe.shamir@sapiens.com

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